                                  FORM 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                  For the period ended July 15, 2003

                          Coolbrands International Inc.
                 (formerly Yogen Fruz World-Wide Incorporated)
                (Translation of registrant's name into English)

             8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F                 Form 40-F      x
                                   -----------               -----------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                       No x
                             ------                   ----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-
                                                ------------

         Materials relating to Registrant and filed pursuant to this Form 6-K include a press release concerning Coolbrands' Third Quarterly Report for the period ending May 31, 2003, together with Consolidated Balance Sheets as at May 31, 2003 (unaudited) and August 31, 2002, Consolidated Statements of Earnings and Summary Financial Data Consolidated (unaudited) each for the nine months ended May 31, 2003 and 2002 and the three months ended May 31, 2003 and 2002.


                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      COOLBRANDS INTERNATIONAL INC.



Date July 17, 2003                    By /s/ Aaron Serruya
    -----------------                    -------------------------------------
                                         Name:  Aaron Serruya
                                         Title: Executive Vice-President

                                   NEWS FROM:
                         COOLBRANDS INTERNATIONAL, INC.

8300 Woodbine Avenue, 5th Floor                       Contact: Michael Serruya
Markham, Ontario, Canada, L3R 9Y7                     Telephone: (905) 479-8762

FOR IMMEDIATE RELEASE: July 15, 2003
------------------------------------

          COOLBRANDS INTERNATIONAL INC. REPORTS THIRD QUARTER RESULTS -
                          11th CONSECUTIVE QUARTER OF
                        INCREASED REVENUES AND EARNINGS

CoolBrands International Inc. (TSX: COB.A) announced today that net earnings for the quarter ended May 31, 2003 were $8,957,000 ($0.17 net earnings per share basic and diluted) as compared with net earnings of $6,826,000 ($0.14 basic and $0.13 diluted earnings per share) for the same quarter last year, an increase of $2,131,000 or 31.2%.

Earnings before income taxes were $14,258,000 as compared with $10,433,000 for the same quarter last year, an increase of $3,825,000, or 36.7%. EBITDA for the third quarter increased to $15,827,000 from $11,904,000 during the same quarter last year, an increase of $3,923,000, or 33%.

Revenues increased by $13,919,000, or 20.5%, to $81,908,000 as compared with $67,989,000 for the same quarter of fiscal 2002. The increase in revenues was primarily due to increased prepackaged consumer products sales.

Operating results for the quarter reflect an increase in gross profit dollars of $1,625,000, primarily due to the increase in sales. Gross profit margin as a percentage of sales declined to 42.9% as compared with 48.4% for the same quarter last year, primarily due to temporary higher product costs and freight expenses on certain products. The Company began manufacturing the affected products at a lower cost facility at the beginning of the fourth quarter which should result in the gross profit margin increasing to historical levels in the fourth quarter. Selling, general and administrative expenses decreased by $460,000, and declined to 28.1% as a percentage of revenues as compared with 34% of revenues for the third quarter of 2002.

Commenting on the results, David J. Stein, President and Co-Chief Executive Officer of CoolBrands International Inc. stated "CoolBrands' consumer products business continued to flourish during the third quarter, with strong sales growth despite extremely adverse weather conditions that negatively impacted overall sales in the frozen snack segment. Sales trends have remained very positive versus last year for the first 6 weeks in the fourth quarter, reflecting robust internal growth in our core consumer products segment.")

On July 7, 2003 the Company acquired the Dreamery'r' ice cream and Whole Fruit'TM' sorbet brands from Dreyer's Grand Ice Cream, as well as the rights to the license for the Godiva'r' ice cream brand, which was assigned by Dreyer's, including inventories related to these brands, and substantially the entire Haagen-Dazs ice cream distribution system in the U.S. from Nestle, including distribution assets in the States of Washington, Oregon, Florida, California, Pennsylvania, New Jersey, Utah, Minnesota, Georgia, Maryland, and the District of Columbia. The Company paid approximately CND$13.5 million in cash.

CoolBrands International Inc.
Consolidated Balance Sheets
As at May 31, 2003 and August 31, 2002

-------------------------------------------------------------------------------

(in thousands of dollars)

                                               May 31,        August 31,
                                                  2003              2002
                                           (Unaudited)
                                                     $                 $

Assets
Current Assets:
  Cash and short term investments               37,962            47,086
  Receivables                                   41,265            43,001
  Receivables - affiliates                       5,749             3,792
  Inventories                                   34,249            25,361
  Prepaid expenses                               9,818             6,752
  Asset held for sale                                              3,432
  Future income taxes                            2,416             2,415
                                              --------------------------
              Total current assets             131,459           131,839

Future income taxes                              3,070             3,433
Property, plant and equipment                   18,551            19,710
License agreements                              11,098            13,438
Intangible and other assets                      6,792             7,332
Goodwill                                        99,011           107,910
                                              --------------------------
                                               269,981           283,662
                                              ==========================

     Liabilities and Shareholders' Equity
Current Liabilities:
  Accounts payable                              27,177            24,399
  Payables - affiliates                          2,295               978
  Accrued liabilities                           29,432            32,880
  Income taxes payable                             952             7,347
  Future income taxes                            3,581             2,566
  Revolving loan                                 2,742
  Current maturities of long-term debt           4,325             6,315
                                              --------------------------
Total current liabilities                       70,504            74,485

              Long-term debt                    19,431            29,279
Other liabilities                                4,400             5,240
Future income taxes                              3,716             3,950
                                              --------------------------
Total liabilities                               98,051           112,954
                                              --------------------------

              Capital stock                    122,298           122,378
Cumulative translation adjustment               (9,881)            5,685
Retained earnings                               59,513            42,645
                                              --------------------------
              Total shareholders' equity       171,930           170,708
                                              --------------------------
                                               269,981           283,662
                                              ==========================


CoolBrands International Inc.
    Consolidated Statements of Earnings

-------------------------------------------------------------------------------

(Unaudited)
(in thousands of dollars, except share data)

                                                                   For the Nine Months            For the Three Months
                                                                          Ended                          Ended
                                                                       May 31                            May 31
                                                                    2003         2002              2003          2002
Revenues:

Sales                                                             197,356      151,656            78,978       66,617

Franchising and licensing revenues:

  Royalty income                                                    2,034        2,123               721          734
  Franchise and license fees                                        1,446          862               352          378
  Consumer products                                                   436          396               241
Net rental and other income                                         1,987          820             1,616          260
                                                               ------------------------------------------------------
            Total revenues                                        203,259      155,857            81,908       67,989
                                                               ------------------------------------------------------

Operating expenses:

  Cost of goods sold                                              117,016       86,246            45,114       34,378
  Selling, general and administrative expenses                     57,843       49,740            22,163       22,623
  Interest expense                                                  1,451        1,964               373          555
                                                               ------------------------------------------------------
             Total operating expenses                             176,310      137,950            67,650       57,556
                                                               ------------------------------------------------------
           Earnings before income taxes                            26,949       17,907            14,258       10,433

            Provision for income taxes                             10,081        6,024             5,301        3,607
                                                               ------------------------------------------------------
                   Net earnings                                    16,868       11,883             8,957        6,826
                                                               ======================================================
Earnings per share:
  Basic                                                              0.33         0.25              0.17         0.14
                                                               ------------------------------------------------------
  Diluted                                                            0.32         0.24              0.17         0.13
                                                               ======================================================
Weighted average shares outstanding:

  Shares used in per share calculation - basic                     51,740       46,834            51,757       48,658
  Shares used in per share calculation - diluted                   53,492       49,284            53,946       51,599



CoolBrands International Inc.
  Summary Financial Data (in thousands of dollars, except share data):



                                                    Nine Months Ended              Three Months Ended
                                                         May 31,                          May 31,
                                                  2003           2002             2003           2002
                                                  ----           ----             ----           ----
                                                 $              $               $              $
Revenues                                           203,259        155,857          81,908         67,989
Earnings before income taxes                        26,949         17,907          14,258         10,433
Provision for income taxes                          10,081          6,024           5,301          3,607
                                                --------------------------------------------------------
Net earnings                                        16,868         11,883           8,957          6,826
                                                ========================================================

Basic earnings per share:                             0.33           0.25            0.17           0.14
Diluted earnings per share:                           0.32           0.24            0.17           0.13

EBITDA                                              32,126         22,781          15,827         11,904
Depreciation and amortization                        3,726          2,910           1,196            916
Interest expense                                     1,451          1,964             373            555
Weighted average number of shares
  outstanding:
  Shares used in per share calculation - basic      51,740         46,834          51,757         48,658
  Shares used in per share calculation - diluted    53,492         49,284          53,946         51,599


CoolBrands markets Eskimo Pie'r', Chipwich'r' and Fruit-A-Freeze'r' branded frozen novelties and frozen dessert products. Eskimo Pie'r' created the frozen novelty industry in 1921 when its founder, Christian K. Nelson, invented the chocolate-coated ice cream bar. Today, more than 80 years later, Eskimo Pie'r' remains one of the best-known and most widely distributed of all frozen novelty brands. The Company also markets a broad range of frozen novelties and frozen dessert products under the Tropicana'r', Welch's'r', Weight Watchers'r' Smart Ones'r', Betty Crocker'r', Trix'r', Yoplait'r', Colombo'r' and Yoo Hoo'r' brand names pursuant to long-term licensing agreements. In addition, CoolBrands franchises and licenses frozen dessert outlets operated under a Family of Brands including Yogen Fruz'r', I Can't Believe It's Yogurt'r', Bresler's'r', Swensen's'r', Golden Swirl'r', Ice Cream Churn'r', and Java Coast'r' Fine Coffees, with company-owned, franchised and non-traditional partnership locations in approximately 80 countries around the world. Coolbrands' Foodservice Division is a leading manufacturer and supplier of premium soft serve ice cream, frozen yogurt, custard and smoothies to the foodservice industry. The Company also manufactures and sells a full line of quality flavors, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

As a part of our investor relations activities, the Company is speaking to certain institutional investors. A copy of the information that is being made to these investors is available at the investor relations section on the Company's website: www.yogenfruz.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:
Information in this release relating to the Company's future plans and performance are "forward looking statements" and, as such, involve certain risks and uncertainties that could cause actual results to vary materially. Potential risks and uncertainties include, but are not limited to: (1) the highly competitive nature of the frozen dessert market and the level of consumer interest in the Company's products, (2) product costing, (3) the weather, (4) the performance of management, including management's ability to implement its plans as contemplated, (5) the Company's relationships with its customers, franchisees, licensees and licensors, and (6) government regulation.


                           STATEMENT OF DIFFERENCES

The trademark symbol shall be expressed as.................................'TM'
The registered trademark symbol shall be expressed as.......................'r'